

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010   November 7, 2008

Mark Drake
Chief Executive Officer
Southwest Iowa Renewable Energy, LLC
2101 42nd Avenue
Council Bluffs, Iowa 51501

      Re: **Southwest Iowa Renewable Energy, LLC**
               Amendment No. 3 to Registration Statement on Form 10
               Filed October 23, 2008
               File No. 000-53041

Dear Mr. Drake:

      We have completed our review of your Form 10 and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3235.

                            Sincerely,

                            Jessica S. Kane
                            Staff Attorney

cc: Daniel Peterson, Esq.
       Blackwell Sanders LLP
       720 Olive Street
       Suite 2400
       St. Louis, MO 63101